Exhibit 99.1

NOVAGOLD RESOURCES INC.

Third Quarter 2013
Interim Condensed Consolidated Financial Statements

August 31, 2013

(Unaudited)

NOVAGOLD RESOURCES INC.
Q3 2013

Condensed Consolidated Balance Sheets
(Unaudited)

in thousands of Canadian dollars
	August 31, 2013 $	November 30, 2012 $
Assets
Current assets
Cash and cash equivalents	100,793	253,037
Term deposits	115,830	–
Accounts and notes receivable	2,764	2,017
Prepaid expenses and deposits	297	1,100
	219,684	256,154
Non-current assets
Equity investment – Donlin Gold (note 3)	3,287	4,028
Equity investment – Galore Creek (note 4)	372,979	379,338
Notes and other receivables	7,954	7,673
Investments	2,053	2,883
Investment tax credits	3,221	3,221
Other assets	1,979	2,329
Total assets	611,157	655,626

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,150	5,669
Convertible notes (note 5)	–	71,997
Embedded derivative liability – convertible notes (note 5)	–	17,820
Derivative liability – warrants (note 6)	–	15,179
Other liabilities	1,038	994
	4,188	111,659
Non-current liabilities
Promissory note (note 3)	74,560	67,670
Convertible notes (note 5)	19,341	–
Embedded derivative liability – convertible notes (note 5)	296	–
Other liabilities	–	254
Total liabilities	98,385	179,583

Shareholders’ equity
Share capital (note 8)	1,984,683	1,518,981
Contributed surplus	9,149	7,935
Warrants (note 8)	–	391,574
Share-based payments (note 8)	59,354	54,234
Accumulated deficit	(1,547,189)	(1,502,476)
Accumulated other comprehensive income	6,775	5,795
Total equity	512,772	476,043
Total liabilities and equity	611,157	655,626
Commitments (notes 3, 4 and 11)

(See accompanying notes to condensed consolidated financial statements)

These condensed consolidated financial statements are authorized for issue by the Board of Directors on October 9, 2013. They are signed on the Company’s behalf by:

/s/ Gregory A. Lang, Director                                                      /s/ Anthony Walsh, Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Q3 2013

Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

in thousands of Canadian dollars,
except for per share and share amounts
	Three months ended August 31, 2013 $	Three months ended August 31, 2012 $	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Salaries and severance	1,681	4,717	4,341	11,113
Salaries – share-based payments (note 8)	1,889	2,936	8,935	15,493
General and administrative	1,165	1,067	3,033	5,022
Professional fees	552	721	2,498	2,884
Corporate development and communication	214	375	1,150	611
Project care and maintenance	–	1,790	–	6,704
Mineral property expenses	–	93	–	1,737
Decommissioning (recovery) expense	–	(3,090)	–	764
Foreign exchange (gain) loss	(81)	8,422	(8,937)	(10,188)
Share of losses – Donlin Gold (note 3)	4,727	5,020	11,315	13,319
Share of losses – Galore Creek (note 4)	5,675	9,513	10,916	17,865
Other gains	–	(1,395)	–	(1,446)
Operating loss	15,822	30,169	33,251	63,878

Finance income (note 13)	(248)	(168)	(698)	(1,339)
Finance expense (note 13)	1,775	3,994	9,291	11,614
Finance costs – net	1,527	3,826	8,593	10,275

Debt settlement and derivative fair value movement (note 5)	3	(4,844)	(2,897)	(50,043)
Loss (gain) on derivative liability (note 6)	–	(5,321)	2,455	(37,560)
Write-down of available-for-sale investments	2,785	–	2,785	–
Write-down of other assets	526	–	526	–
Gain on spin-out of NovaCopper to shareholders (note 7)	–	–	–	(71,641)
	3,314	(10,165)	2,869	(159,244)
Income (loss) before income taxes	(20,663)	(23,830)	(44,713)	85,091
Income tax recovery	–	2,373	–	4,459
Income (loss)	(20,663)	(21,457)	(44,713)	89,550

Other comprehensive income (loss)
Change in fair value of available-for-sale investments:
Net change from periodic revaluations	(331)	(509)	(830)	(1,843)
Net amount reclassified to income	2,785	–	2,785	–
Net unrecognized gain (loss)	2,454	(509)	1,955	(1,843)
Exchange gain (loss) on translating foreign subsidiaries	1,781	3,190	(975)	(6,565)
Income tax recovery	–	2	–	28
	4,235	2,683	980	(8,380)
Comprehensive income (loss)	(16,428)	(18,774)	(43,733)	81,170

Income (loss) per share (note 9)
Basic	(0.07)	(0.08)	(0.14)	0.33
Diluted	(0.07)	(0.08)	(0.14)	0.17

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD RESOURCES INC.
Q3 2013

Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

in thousands of Canadian dollars,
 except share amounts
							Accumulated
							other
	Share capital		Contributed		Share based	Accumulated	comprehensive
	Shares (thousands)	Amount $	surplus $	Warrants $	payments $	deficit $	income $	Total $
Balance, November 30, 2012	279,918	1,518,981	7,935	391,574	54,234	(1,502,476)	5,795	476,043
Loss for the period	-	-	-	-	-	(44,713)	-	(44,713)
Other comprehensive income	-	-	-	-	-	-	980	980
Exercise of options	7	32	-	-	(32)	-	-	-
Exercise of warrants	36,529	463,067	-	(391,574)	-	-	-	71,493
Issued for vested Performance share unit (PSU)	178	867	-	-	(812)	-	-	55
Issued for vested Deferred share unit (DSU)	8	55	-	-	(55)	-	-	-
Exercise of PSUs	-	1,681	1,214	-	(2,916)	-	-	(21)
Share-based payments	-	-	-	-	5,679	-	-	5,679
PSU expense	-	-	-	-	3,075	-	-	3,075
DSU grants	-	-	-	-	181	-	-	181
Balance, August 31, 2013	316,640	1,984,683	9,149	-	59,354	(1,547,189)	6,775	512,772
Shares held by a wholly-owned subsidiary	9	-	-	-	-	-	-	-
Balance, August 31, 2013	316,649	1,984,683	9,149	-	59,354	(1,547,189)	6,775	512,772

Balance, November 30, 2011	239,976	1,288,917	8,629	440,221	38,013	(1,618,839)	61,405	218,346
Return of capital on plan of arrangement (note 7)	-	(144,858)	-	-	-	-	-	(144,858)
Net income for the period	-	-	-	-	-	89,550	-	89,550
Other comprehensive loss	-	-	-	-	-	-	(8,380)	(8,380)
Issued pursuant to financing	35,000	316,417	-	-	-	-	-	316,417
Exercise of options	515	213	-	-	(213)	-	-	-
Exercise of warrants	3,892	54,401	-	(48,647)	-	-	-	5,754
Issued for vested PSU	87	177	-	-	(316)	-	-	(139)
Issued for vested DSU	4	-	-	-	-	-	-	-
Excess value over fair value PSU	-	-	(694)	-	-	-	-	(694)
Share-based payments	313	2,886	-	-	12,395	-	-	15,281
PSU expense	-	-	-	-	1,858	-	-	1,858
DSU grants	-	-	-	-	139	-	-	139
Balance, August 31, 2012	279,787	1,518,153	7,935	391,574	51,876	(1,529,289)	53,025	493,274
Shares held by a wholly-owned subsidiary	9	-	-	-	-	-	-	-
Balance, August 31, 2012	279,796	1,518,153	7,935	391,574	51,876	(1,529,289)	53,025	493,274

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD RESOURCES INC.
Q3 2013

Condensed Consolidated Statements of Cash Flows
(Unaudited)

in thousands of Canadian dollars
	Three months ended August 31, 2013 $	Three months ended August 31, 2012 $	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Cash flows used in operating activities
Income (loss)	(20,663)	(21,457)	(44,713)	89,550
Items not affecting cash
Depreciation	11	18	30	266
Provision for decommissioning liabilities	–	(3,090)	–	764
Write-down of available-for-sale investments	2,785	–	2,785	–
Write-down of other assets	526	–	526	–
Deferred income tax recovery	–	(2,348)	–	(4,459)
Finance costs	1,701	6,149	6,869	10,712
Foreign exchange (gain) loss	(81)	8,152	(8,937)	(10,529)
Share-based payments	1,889	2,936	8,935	15,493
Gain on spin-out of NovaCopper to shareholders (note 7)	–	–	–	(71,641)
Loss (gain) on derivative liability	–	(5,321)	2,455	(37,560)
Loss (gain) on embedded derivative liability	3	(4,844)	(2,897)	(50,043)
Gain on sale of inventory	–	(1,216)	–	(1,216)
Share of losses – Donlin Gold (note 3)	4,727	5,020	11,315	13,319
Share of losses – Galore Creek (note 4)	5,675	9,513	10,916	17,865
Increase in reclamation bonds	(282)	–	(282)	(13,625)
Proceeds from sale of inventory	–	1,690	–	1,690
Cash funding – Donlin Gold (note 3)	(3,403)	(5,485)	(10,364)	(15,513)
Cash funding – Galore Creek (note 4)	(3,848)	(7,527)	(5,934)	(12,392)
Withholding tax on share based compensation	–	–	(618)	(831)
Net change in non-cash working capital
Decrease in accounts and notes receivable, prepaid expenses and deposits	1,214	702	1,612	9,317
Increase (decrease) in accounts payable and accrued liabilities, other liabilities	270	(3,457)	(2,506)	(12,269)
	(9,476)	(20,565)	(30,808)	(71,102)
Cash flows from financing activities
Proceeds from warrant exercises – net	–	–	54,014	5,756
Repurchase of convertible notes	–	–	(73,433)	–
Cash transferred to NovaCopper	–	–	–	(40,359)
Proceeds from issuance of common shares – net	–	–	–	316,417
	–	–	(19,419)	281,814
Cash flows used in investing activities
Acquisition of term deposits	(114,130)	–	(114,130)	–
Acquisition of property, plant and equipment	–	–	–	(571)
	(114,130)	–	(114,130)	(571)
Effect of foreign exchange rate on cash & cash equivalents	1,510	(13,189)	12,113	(3,276)
Increase (decrease) in cash and cash equivalents during the period	(122,096)	(33,754)	(152,244)	206,865
Cash and cash equivalents – beginning of the period	222,889	301,191	253,037	60,572
Cash and cash equivalents – end of the period	100,793	267,437	100,793	267,437

Supplemental disclosure
Interest received	167	156	460	402
Interest paid	–	–	2,649	2,581

(See accompanying notes to condensed consolidated financial statements)

NOVAGOLD RESOURCES INC.
Q3 2013

Notes to Condensed Consolidated Financial Statements

1   Nature of operations

NOVAGOLD RESOURCES INC. (“NOVAGOLD” or “the Company”) was incorporated under the Companies Act (Nova Scotia) on December 5, 1984 and continued under the Business Corporations Act (British Columbia) by Articles of Continuation dated June 10, 2013. NOVAGOLD is a precious metals company engaged in the exploration and development of mineral properties primarily in North America. The Company has mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Gold project in Alaska is held by a limited liability company owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation (“Barrick”). The Galore Creek project is held by a partnership (“Galore Creek Partnership” or “the Partnership”) owned equally by wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited.

The Company is listed on the Toronto Stock Exchange and on the New York Stock Exchange-MKT under the symbol NG. The Company’s head office is located at Suite 700 – 789 Pender Street, Vancouver, BC, Canada V6C 1H2.

2   Basis of preparation and Statement of Compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (IASB). These interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto for the year ended November 30, 2012. In particular, the Company’s significant accounting policies were presented in Note 3 of the consolidated financial statements for the year ended November 30, 2012, and have been consistently applied in the preparation of these interim financial statements. These interim financial statements were authorized for issuance by the Board of Directors on October 9, 2013.

Transition to US Generally Accepted Accounting Principles

Historically, and including these interim condensed consolidated financial statements, the Company has prepared its financial statements under IFRS for reporting as permitted by security regulators in Canada, as well as in the United States under the status of a foreign private issuer as defined by the United States Securities and Exchange Commission (the “SEC”).  On May 31, 2013, the Company determined that it no longer qualifies as a foreign private issuer under the SEC rules.  As a result, beginning December 1, 2013 the Company is required to report with the SEC on domestic forms and comply with domestic company rules. Consequently, the Company will be required to prepare its financial statements using United States Generally Accepted Accounting Principles (“US GAAP”), presented in U.S. dollars, effective beginning with the Company’s 2013 annual consolidated financial statements and for all subsequent reporting periods.  The transition to US GAAP will be made retrospectively for all periods from the Company’s inception. The Company is currently evaluating the impact of the conversion to US GAAP on the financial statements.

3   Equity investment - Donlin Gold

On December 1, 2007, together with Barrick Gold U.S. Inc., the Company formed a limited liability company (“Donlin Gold LLC”) to advance the Donlin Gold project in Alaska. Donlin Gold LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Gold LLC require the approval of both companies.

Under IAS 31, the Company determined that Donlin Gold LLC is a jointly controlled entity and chose to account for its investment in Donlin Gold LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor's pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

NOVAGOLD RESOURCES INC.
Q3 2013

The investment in Donlin Gold LLC is accounted for using the equity method as follows:

in thousands of Canadian dollars
	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Balance – beginning of the period	4,028	2,596
Share of losses:
Depreciation	(165)	(126)
Mineral property expenditures	(11,150)	(13,193)
	(11,315)	(13,319)
Cash funding	10,364	15,513
Foreign exchange	210	(135)
Balance – end of the period	3,287	4,655

The Company’s share of commitments contracted by Donlin Gold LLC at August 31, 2013 was $2.6 million.

As part of the Donlin Gold LLC agreement, the Company agreed to reimburse Barrick over time for approximately US$64.3 million, representing 50% of Barrick’s expenditures of US$128.6 million at the Donlin Gold project from April 1, 2006 to November 30, 2007. Reimbursement has been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of NOVAGOLD’s share of future mine production cash flow. The Company has recorded US$19.2 million in accrued interest since the inception of the promissory note. As of August 31, 2013, the promissory note had a carrying value of $74.6 million (US$70.8 million). Interest of US$2.7 million for the nine months ended August 31, 2013 (2012: US$2.6 million) was expensed. Both parties are currently sharing development costs on a 50/50 basis.

4   Equity investment – Galore Creek

The Galore Creek Partnership was formed in May 2007 to advance the Galore Creek project in British Columbia, Canada, with Teck Metals Ltd (“Teck”). Under the partnership agreement (as amended), Teck funded costs for the Galore Creek project of approximately $373.3 million in order to earn a 50% interest, at which point the Company and Teck have equally funded all costs for the Galore Creek project.

For the nine months ended August 31, 2013, the Company and Teck each contributed $5.9 million. The Galore Creek Partnership is a jointly controlled entity under IAS 31 and is accounted for under the equity method of accounting.

The investment in the Galore Creek project is as follows:

in thousands of Canadian dollars
	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Balance – beginning of the period	379,338	386,525
Share of losses:
Depreciation	(4,860)	(4,860)
Care and maintenance expense	(1,716)	(3,547)
Mineral property expenditures	(4,340)	(9,458)
	(10,916)	(17,865)
Cash funding	5,934	12,392
Mining exploration tax credit	(1,377)	–
Balance – end of the period	372,979	381,052

The Company’s share of commitments contracted by the Galore Creek Partnership’s operating entity, the Galore Creek Mining Corporation, at August 31, 2013 was $0.5 million.

NOVAGOLD RESOURCES INC.
Q3 2013

5   Convertible notes

On March 26, 2008, the Company issued US$95.0 million ($96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3.0% underwriter’s fee and other expenses aggregating US$2.9 million ($3.5 million), for net proceeds of US$92.2 million ($93.2 million). Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The conversion rate and accordingly the number of shares issuable were adjusted as a result of the NovaCopper spin-out which reduced the conversion rate from US$10.61 to US$9.656 per common share. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares.

On May 2, 2013, the Company purchased US$72.8 million of the principal amount of its Notes, pursuant to the terms and indenture governing the Notes which provided Holders the opportunity to require the Company to purchase for cash all or a portion of their Notes (the "Put Option"). Following the Company’s purchase of the Notes pursuant to the Put Option, US$22.2 million of the principal amount of the Notes remain outstanding and due on May 1, 2015. After the Note purchase, 2,296,914 common shares remain issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. The terms and other provisions of the indenture governing the Notes remain unchanged.

As the conversion price of the Notes is denominated in U.S. dollars, a currency different from the functional currency of the Company, an embedded derivative is recognized as a liability. The embedded derivative is recorded at fair value and re-measured each period with the movement being recorded as a gain or loss in consolidated income (loss). The Notes are classified as a liability, less the portion relating to the embedded derivative feature. As a result, the recorded liability to repay the Notes is lower than its face value. Using the effective interest rate method and the 18.06% rate implicit in the calculation, the remaining difference of $2.8 million, characterized as the note discount, is being charged to interest expense and accreted to the liability over the term of the Notes.

in thousands of Canadian dollars
	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Balance, beginning of the period	71,997	66,880
Repurchase of the Notes	(58,504)	-
Accretion expense	3,928	5,102
Foreign exchange revaluation	1,920	(2,361)
Balance, end of the period	19,341	69,621

In September 2013, the Company accepted the offer from a number of note-holders to repurchase an additional US$6.4 million of its convertible notes.

The fair value of the embedded derivative is composed of the conversion feature of the Note valued using the Black-Scholes pricing model and is considered a Level 3 financial instrument in the fair value hierarchy as the value model has significant unobservable inputs.

in thousands of Canadian dollars
	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Balance, beginning of the period	17,820	58,660
Repurchase of the Notes	(14,929)	-
Loss (gain) on embedded derivative liability	(2,897)	(50,043)
Foreign exchange revaluation	302	(935)
Balance, end of the period	296	7,682

6   Derivative liability – warrants

The Company’s functional currency is the Canadian dollar and it had issued and outstanding warrants with an exercise price denominated in U.S. dollars. The Company determined that such warrants with an exercise price denominated in a currency that is different from the entity’s functional currency were classified as a derivative liability based on the evaluation of the warrant’s settlement provisions, and carried at their fair value. Any changes in the fair value from period to period have been recorded as a gain or loss in the consolidated income (loss).

NOVAGOLD RESOURCES INC.
Q3 2013

In January 2011, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price was denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The expiry date remained unchanged at January 21, 2013. The terms of the remaining 5.1 million warrants were unchanged. The conversion of the currency denomination on these warrants permanently crystallized the fair value of these warrants, for purposes of determining future transfers to share capital upon exercise of these warrants.

In the first quarter of 2013, all of NOVAGOLD’s warrants were exercised and the Company realized a loss on derivative liability of $2.5 million for the nine months ended August 31, 2013.

in thousands of Canadian dollars
	August 31, 2013 $	August 31, 2012 $
Balance, beginning of the period	15,179	54,819
Loss (gain) on derivative liability for the period	2,455	(37,560)
Foreign exchange revaluation	(155)	(1,075)
Conversion of warrants to equity	(17,479)	-
Balance, end of the period	-	16,184

7   Spin-out of NovaCopper to shareholders

On April 30, 2012, the Company completed a plan of arrangement under the Nova Scotia Companies Act pursuant to which it spun-out NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of the Company which held the Ambler assets, to the Company’s shareholders (the “Arrangement”).  Under the Arrangement, each shareholder of the Company received one share of NovaCopper for every six shares held of the Company.

The Arrangement was approved by the Company’s Board of Directors and the favorable vote of NOVAGOLD’s security holders at a special meeting of security holders held on March 28, 2012.

Upon completion of the Arrangement, the Company recorded a non-taxable gain of $71.6 million on the spin-out of NovaCopper, as the Company was required to recognize the fair value of the Ambler project’s net assets, including the Ambler mineral properties which had a book value of $31.0 million.  The spin-out was accounted for as a return of capital with a $144.9 million reduction in share capital.

The fair value of the Ambler project’s net assets transferred under the Arrangement is summarized in the table below:

in thousands of Canadian dollars
April 30, 2012 $
Cash	40,279
Deposits and prepaid expenses	845
Due from related party	715
Long term assets:
Plant and equipment	1,459
Mineral properties	103,030
Accounts payable and accrued liabilities	(1,470)
Fair value of the net assets distributed to shareholders	144,858

8    Share capital

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series

NOVAGOLD RESOURCES INC.
Q3 2013

(a)	Share capital

In December 2012, the Company issued 169,361 shares to its employees: 166,452 shares for the vesting of Performance Share Units (PSUs) which included 81,310 PSUs granted to an outgoing executive that vested immediately upon grant and 2,909 shares for option exercises.  The Company also issued 31,337,278 shares to a major shareholder of the Company upon exercise of certain outstanding warrants, for which the Company received proceeds of $46.3 million (US$46.6 million).

In January 2013, the Company issued 5,192,308 shares for the remaining U.S. dollar warrants and received proceeds of $7.7 million (US$7.8 million).

(b)	Stock options

NOVAGOLD has a stock option plan providing for the granting of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single holder may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost over the stock option’s vesting period.

For the nine months ended August 31, 2013, the Company granted 3,217,500 (2012: 3,812,650) stock options at a weighted average fair value of $4.40 (2012: $9.51). For the nine months ended August 31, 2013, 26,623 options were exercised at a weighted average exercise price of $2.23. The weighted average share price for all options exercised in the period was $3.21.

As of August 31, 2013, there were 2,862,645 non-vested options outstanding with a weighted average exercise price of $5.95; the stock option expense and PSU expense not yet recognized was $4.7 million (2012: $2.1 million) to be recognized over the next two years.

The fair value of the stock options recognized in the period has been estimated using an option pricing model. Assumptions used in the pricing model are provided below.

in Canadian dollars
	Nine months ended August 31, 2013	Nine months ended August 31, 2012
Weighted average share price	$4.40	$9.51
Average risk-free interest rate	1.07%	0.99% - 1.08%
Exercise price	$4.40	$9.91
Expected life	3.0 years	3.0 years
Expected volatility	56%	55% - 66%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term.

(c)	Warrants

During the nine months ended August 31, 2013, the remaining 36,529,586 share purchase warrants outstanding were exercised for total proceeds of $54.0 million. During the nine months ended August 31, 2012, 3,891,600 share purchase warrants were exercised for total proceeds of $5.8 million.

NOVAGOLD RESOURCES INC.
Q3 2013

(d)	Performance share units (PSU)

The Company has a PSU plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive a common share of the Company at the end of a specified period. The Compensation Committee may adjust the number of common shares for the achievement of certain performance and vesting criteria. The performance criteria are established by the Compensation Committee and are typically based on the Company’s performance relative to a representative group of other mining companies. The actual performance against the criteria generates a multiplier that varies from 0% to 150%. Thus, the common shares that may be issued vary between 0% and 150% of the number of PSUs granted. The number of PSUs outstanding is reduced when participants leave the Company before the vesting date.

For the nine months ended August 31, 2013, the Company recognized a share-based payment charge against income of $3.0 million (2012: $1.6 million) for PSUs vested to employees.

(e)	Deferred share units (DSU)

The Company has a DSU plan that provides for the issuance of DSUs in amounts where the Directors receive half of their annual retainer in cash and half in DSUs or they can elect to have up to 100% of their annual retainer paid in DSUs. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the nine months ended August 31, 2013, the Company recognized a share-based payment charge against income of $0.18 million (2012: $0.11 million) for the DSUs granted to directors during the period.

9   Income (loss) per common share

Basic income (loss) per common share is computed by dividing income (loss) available to the Company’s common shareholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed similarly except the weighted average common shares are increased to reflect all dilutive instruments.

in thousands of Canadian dollars,
except for per share and share amounts
	Three months ended August 31, 2013 $	Three months ended August 31, 2012 $	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Income (loss) for the period	(20,663)	(21,457)	(44,713)	89,550
Less: Gain on derivative liability (a)	n/a	n/a	n/a	(37,560)
Less: Foreign exchange gain (loss) on derivative liability (a)	n/a	n/a	n/a	(1,075)
Diluted income (loss) for the period	(20,663)	(21,457)	(44,713)	50,915

Weighted average common shares
Basic	316,639	279,715	312,284	269,553
Effect of warrants (a)	n/a	n/a	n/a	32,572
Diluted	316,639	279,715	312,284	302,125

Income (loss) per common share
Basic	(0.07)	(0.08)	(0.14)	0.33
Diluted	(0.07)	(0.08)	(0.14)	0.17

(a) The effect was anti-dilutive for the three and nine month periods ended August 31, 2013 and the three month period ended August 31, 2012 and therefore not applicable.

NOVAGOLD RESOURCES INC.
Q3 2013

10   Related party transactions

Services rendered

During the nine months ended August 31, 2013, the Company provided exploration and management services to the following:  US$197,000 (2012: US$155,000) to Donlin Gold LLC; Nil (2012: $12,000) to Alexco, a related party having two common directors; Nil (2012: $7,000) to TintinaGold, a related party having one director in common; office rental and services totaling $335,000 (2012: $587,000) to the Galore Creek Partnership; and management and office administration services totaling $179,000 (2012: $667,000) to NovaCopper, a company having seven common directors and certain common shareholders.

At August 31, 2013, the Company had $4.4 million receivable from Galore Creek Partnership.

Directors and Key management compensation

Key management includes the directors and executive officers of the Company which includes the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President & General Counsel, and in 2012, the Chief Operating Officer.  The compensation paid or payable to key management for services is shown below:

in thousands of Canadian dollars
	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Salaries and other short-term employee benefits	1,949	2,367
Share-based payments	7,801	4,955
Share-based payments – inducement	651	1,890
Total	10,401	9,212

11   Commitments

Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s offices and certain office equipment with commitments ranging from one to five years. The future minimum lease payments as of August 31, 2013 are approximately as follows.

in thousands of Canadian dollars
August 31, 2013 $
2013	122
2014	450
2015	455
2016	411
2017	322
Total	1,760

The Company has a sublease for an office location and the future minimum sublease payments expected to be received as of August 31, 2013 are approximately as follows:

in thousands of Canadian dollars
August 31, 2013 $
2013	68
2014	270
2015	270
2016	270
2017	203
Total	1,081

NOVAGOLD RESOURCES INC.
Q3 2013

12   Segmented information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer that makes strategic decisions. The Company has one operating segment in exploration and development of mineral properties. The Chief Executive Officer considers the business from a geographic perspective considering the performance of our business units. Segment information is provided on each of the material projects individually in Notes 3 and 4.

13   Net finance costs
in thousands of Canadian dollars
	Nine months ended August 31, 2013 $	Nine months ended August 31, 2012 $
Interest received from cash deposits	(460)	(437)
Accretion from note receivable	(238)	(902)
	(698)	(1,339)
Interest on promissory note (note 3)	2,751	2,583
Interest on convertible notes (note 5)	2,612	3,929
Accretion on convertible notes (note 5)	3,928	5,102
	9,291	11,614
Total	8,593	10,275

14   Subsequent events

In September 2013, the Company accepted the offer from a number of note-holders to repurchase an additional US$6.4 million of its convertible notes.

NOVAGOLD RESOURCES INC.
Q3 2013